May 6, 2010

Geoffrey Kruezek
Louis Rambo
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3030
Washington D.C. 20249-3628

Re:	NVIDIA Corporation
Form 10-K for the fiscal year ended January 31, 2010
Filed on March 17, 2010
File No. 000-23985

Gentlemen:

On behalf of NVIDIA Corporation (the “Company”) this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 23, 2010, with respect to the Company’s Executive Compensation on Form 10-K for the fiscal year ended January 31, 2010, filed on March 17, 2010 (the “Form 10-K”).  The numbering of the paragraphs below corresponds to the numbering of the comments, which for the Staff’s convenience, we have incorporated into this response letter.

Executive Compensation, page 61

1.
We note your disclosure in response to Item 402(s) of Regulation S-K under the caption ”Risk Analysis” on page 41 of your proxy statement incorporated by reference into your Form 10-K.  Please describe the process you undertook to reach the conclusion that further disclosure is not necessary.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s senior vice president of human resources and its senior corporate counsel (“Management”), with the oversight of the Compensation Committee of the Board of Directors, performed an assessment of the Company’s compensation programs and policies. The assessment focused on programs with variability of payout and the ability of participants to directly affect payout and the controls over participant action and payout.  Specifically, Management reviewed the Company’s variable cash compensation and equity compensation programs.  Management identified the key terms of these programs, potential concerns regarding risk taking behavior and specific risk mitigation features.  Management’s assessment was first presented to and discussed with members of the Company’s executive staff, including our general counsel and our chief financial officer. The assessment was then presented to and discussed with the Compensation Committee and the independent consultant engaged by the Compensation Committee.  As disclosed on page 41 of the Company’s Definitive Proxy Statement:

“The Compensation Committee oversaw the performance of a risk assessment of our compensation programs as generally applicable to our employees to ascertain any potential material risks that may be created by the compensation programs. The Compensation Committee considered the findings of the assessment conducted internally and concluded that our compensation programs are designed and administered with the appropriate balance of risk and reward in relation to our overall business strategy and do not encourage employees to take unnecessary or excessive risks, and that the level of risk that they do encourage is not reasonably likely to materially harm our business or financial condition.”

The compensation design features that management and the Compensation Committee believe guard against excessive risk-taking are also disclosed on page 41 of the Definitive Proxy Statement.  The Company respectfully further advises the Staff that it uses the same compensation programs and policies for executives and employees.  This unified approach to compensation attempts to achieve internal equity across the organization.

*        *       *

In addition, the Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (408) 486-8116 with any questions or further comments regarding our responses to the Staff’s comments.

NVIDIA Corporation

/s/ David Shannon

David M. Shannon
Executive Vice President, General Counsel
and Secretary

cc.	Rebecca Peters, Esq. – NVIDIA Corporation
Eric C. Jensen, Esq. – Cooley LLP